A special meeting of Fidelity Florida Municipal Money Market Fund's shareholders was held on September 19, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Florida Municipal Money Market Fund to Fidelity Municipal Money Market Fund in exchange solely for shares of beneficial interest of Fidelity Municipal Money Market Fund and the assumption by Fidelity Municipal Money Market Fund of Fidelity Florida Municipal Money Market Fund's liabilities, in complete liquidation of Fidelity Florida Municipal Money Market Fund.

	# of Votes	% of Votes
Affirmative	675,706,377.67	96.212
Against	19,086,376.91	2.718
Abstain	7,516,340.44	1.070
TOTAL	702,309,095.02	100.000